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SEC MAIL
RECEIVED
PROCESSING
AUG 3 1 2007
WASH. D.C.
185
SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


07076146

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. ____________________)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	[X]
Securities Act Rule 802 (Exchange Offer)	[ ]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) [X]

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

JSC "OGK-2"
(Name of Subject Company)

«The Second Generation Company of Electric Energy Wholesale Market»
(Translation of Subject Company's Name into English (if applicable))

Russian Federation
(Jurisdiction of Subject Company's Incorporation or Organization)

JSC "OGK-2"
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Saurov Konstantin Aleksandrovich
117393, Profsoyuznaya str., Bld. 56, 6th floor, Moscow, Russian Federation
(495) 981-30-39
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

August, 13, 2007
(Date Tender Offer/Rights Offering Commenced)

*** An agency may not conduct or sponsor, and a person is not required to respond to, a collection of information unless it displays a currently valid control number. Any member of the public may direct to the Commission any comments concerning the accuracy of this burden estimate and any suggestions for reducing this burden. This collection of information has been reviewed by OMB in accordance with the clearance requirements of 44 U.S.C. 3507.**

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 2560 (07-05)

18 TOTAL PAGES

GENERAL INSTRUCTIONS

I. *Eligibility Requirements for Use of Form CB*

A. Use this Form to furnish information pursuant to Rules 13e-4(h)(8), 14d-1(c) and 14e-2(d) under the Securities Exchange Act of 1934 ("Exchange Act"), and Rules 801 and 802 under the Securities Act of 1933 ("Securities Act").

Instructions

1. For the purposes of this Form, the term "subject company" means the issuer of the securities in a rights offering and the company whose securities are sought in a tender offer.

2. For the purposes of this Form, the term "tender offer" includes both cash and securities tender offers.

B. The information and documents furnished on this Form are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act.

II. *Instructions for Submitting Form*

A. (1) If the party filing or submitting the Form CB has reporting obligations under Exchange Act Section 13 or 15(d), Regulation S-T Rule 101(a)(1)(vi) (17 CFR 232.101(a)(1)(vi)) requires the submission of the Form CB in electronic format via the Commission's Electronic Data Gathering and Retrieval System (EDGAR) in accordance with the EDGAR rules set forth in Regulation S-T (17 CFR Part 232). For assistance with technical questions about EDGAR or to request an access code, call the EDGAR Filer Support Office at (202) 942-8900. For assistance with the EDGAR rules, call the Office of EDGAR and Information Analysis at (202) 942-2940.

(2) If the party filing or submitting the Form CB is not an Exchange Act reporting company, Regulation S-T Rule 101(b)(8) (17 CFR 232.101(b)(8)) permits the submission of the Form CB either via EDGAR or in paper. When filing or submitting the Form CB in electronic format, either voluntarily or as a mandated EDGAR filer, a party must also file or submit on EDGAR all home jurisdiction documents required by Parts I and II of this Form, except as provided by the Note following paragraph (2) of Part II.

(3) A party may also file a Form CB in paper under a hardship exemption provided by Regulation S-T Rule 201 or 202 (17 CFR 232.201 or 232.202). When submitting a Form CB in paper under a hardship exemption, a party must provide the legend required by Regulation S-T Rule 201(a)(2) or 202(c) (17 CFR 232.201(a)(2) or 232.202(c)) on the cover page of the Form CB.

(4) If filing the Form CB in paper in accordance with Rule 101(b)(8) or a hardship exemption, you must furnish five copies of this Form and any amendment to the Form (see Part I, Item 1.(b)), including all exhibits and any other paper or document furnished as part of the Form, to the Commission at its principal office. You must bind, staple or otherwise compile each copy in one or more parts without stiff covers. You must make the binding on the side or stitching margin in a manner that leaves the reading matter legible.

B. When submitting the Form CB in electronic format, the persons specified in Part IV must provide signatures in accordance with Regulation S-T Rule 302 (17 CFR 232.302). When submitting the Form CB in paper, the persons specified in Part IV must sign the original and at least one copy of the Form and any amendments. You must conform any unsigned copies. The specified persons may provide typed or facsimile signatures in accordance with Securities Act Rule 402(e) (17 CFR 230.402(e)) or Exchange Act Rule 12b-11(d) (17 CFR 240.12b-11(d)) as long as the filer retains copies of signatures manually signed by each of the specified persons for five years.

C. You must furnish this Form to the Commission no later than the next business day after the disclosure documents submitted with this Form are published or otherwise disseminated in the subject company's home jurisdiction.

D. If filing in paper, in addition to any internal numbering you may include, sequentially number the signed original of the Form and any amendments by handwritten, typed, printed or other legible form of notation from the first page of the document through the last page of the document and any exhibits or attachments. Further, you must set forth the total number of pages contained in a numbered original on the first page of the document.

III. *Special Instructions for Complying with Form CB*

Under Sections 3(b), 7, 8, 10, 19 and 28 of the Securities Act of 1933, and Sections 12, 13, 14, 23 and 36 of the Exchange Act of 1934 and the rules and regulations adopted under those Sections, the Commission is authorized to solicit the information required to be supplied by this form by certain entities conducting a tender offer, rights offer or business combination for the securities of certain issuers.

Disclosure of the information specified in this form is mandatory. We will use the information for the primary purposes of assuring that the offeror is entitled to use the Form and that investors have information about the transaction to enable them to make informed investment decisions. We will make this Form a matter of public record. Therefore, any information given will be available for inspection by any member of the public.

Because of the public nature of the information, the Commission can use it for a variety of purposes. These purposes include referral to other governmental authorities or securities self-regulatory organizations for investigatory purposes or in connection with litigation involving the Federal securities laws or other civil, criminal or regulatory statutes or provisions.

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1. Home Jurisdiction Documents

(a) You must attach to this Form the entire disclosure document or documents, including any amendments thereto, in English, that you have delivered to holders of securities or published in the subject company's home jurisdiction that are required to be disseminated to U.S. security holders or published in the United States. The Form need not include any documents incorporated by reference into those disclosure document(s) and not published or distributed to holders of securities.

(b) Furnish any amendment to a furnished document or documents to the Commission under cover of this Form. Indicate on the cover page the number of the amendment.

Item 2. Informational Legends

You may need to include legends on the outside cover page of any offering document(s) used in the transaction. *See* Rules 801(b) and 802(b).

Note to Item 2. If you deliver the home jurisdiction document(s) through an electronic medium, the required legends must be presented in a manner reasonably calculated to draw attention to them.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

The exhibits specified below must be furnished as part of the Form, but need not be sent to security holders unless sent to security holders in the home jurisdiction. Letter or number all exhibits for convenient reference.

(1) Furnish to the Commission either an English translation or English summary of any reports or information that, in accordance with the requirements of the home jurisdiction, must be made publicly available in connection with the transaction but need not be disseminated to security holders. Any English summary submitted must meet the requirements of Regulation S-T Rule 306(a) (17 CFR 232.306(a)) if submitted electronically or of Securities Act Rule 403(c)(3) (17 CFR 230.403(c)(3)) or Exchange Act Rule 12b-12(d)(3) (17 CFR 240.12b-12(d)(3)) if submitted in paper.

(2) Furnish copies of any documents incorporated by reference into the home jurisdiction document(s).

Note to paragraphs (1) and (2) of Part II: In accordance with Regulation S-T Rule 311(f) (17 CFR 232.311(f)), a party may submit a paper copy under cover of Form SE (17 CFR 239.64, 249.444, 259.603, 269.8, and 274.403) of an unabridged foreign language document when submitting an English summary in electronic format under paragraph (1) of this Part or when furnishing a foreign language document that has been incorporated by reference under paragraph (2) of this Part.

(3) If any of the persons specified in Part IV has signed the Form CB under a power of attorney, a party submitting the Form CB in electronic format must include a copy of the power of attorney signed in accordance with Regulation S-T

Rule 302 (17 CFR 232.302). A party submitting the Form CB in paper must also include a copy of the signed power of attorney.

PART III - CONSENT TO SERVICE OF PROCESS

(1) When this Form is furnished to the Commission, the person furnishing this Form (if a non-U.S. person) must also file with the Commission a written irrevocable consent and power of attorney on Form F-X.

(2) Promptly communicate any change in the name or address of an agent for service to the Commission by amendment of the Form F-X.

PART IV - SIGNATURES

(1) Each person (or its authorized representative) on whose behalf the Form is submitted must sign the Form. If a person's authorized representative signs, and the authorized representative is someone other than an executive officer or general partner, provide evidence of the representative's authority with the Form.

(2) Type or print the name and any title of each person who signs the Form beneath his or her signature.

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



(Signature)

Chief executive officer Kuzichev Mikhail Vasilievich
(Name and Title)

August 31, 2007
(Date)

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

****

Open Joint-Stock company "The Second Generation Company of the Wholesale Electricity Market"
Solnechnodolsk, Izobilnensky District 356128, Stavropol Krai, Russian Federation

---

NOTICE

of the Annual General Shareholders' Meeting of OGK-2

OGK-2 hereby gives notice of the forthcoming annual general shareholders' meeting of OGK-2 to be held *in the form of a meeting* (joint presence) with the following agenda:

1) Adoption of the annual report, annual financial statements, including the Company's profit and loss statement, and the report on distribution of the Company's profits (including payment of dividends) and losses based on the results of the 2006 financial year.
2) Payment of dividends based on the results of the 1Q of 2007.
3) Election of the members of the Board of Directors of the Company.
4) Election of the members of the Audit Commission of the Company.
5) Approval of the external auditor of the Company.
6) Determination of the quantity, par value and categories (types) of authorized shares of OGK-2 and the rights attaching to such shares.
7) Increase of the share capital by placement of additional shares.
8) Amendments and additions to the Company Charter.
9) Payment of compensation and fees to the members of the Company's Board of Directors.

Date of the general shareholders' meeting of OGK-2: ***June 22, 2007.***
Time: ***11:00 AM*** local time.
Start of registration of persons taking part in the meeting: ***8:00AM*** local time. Registration shall take place at the venue of the meeting.
Meeting venue: ***DK Sovremennik, Solnechnodolsk, Izobilnensky District, Stavropol Krai.***

Please choose one of the following postal addresses to forward your completed voting ballots:
- OGK-2, Solnechnodolsk, Izobilnensky District, Stavropol Krai, 356128, Russian Federation;
- OJSC Central Moscow Depositary, Ul. Bolshaya Pochtovaya, 34, Str. 8, Moscow, 105082.
In determining a quorum and tallying voting results votes included in voting ballots received at the above addresses not later than ***June 19, 2007*** shall be taken into account.

Information (materials) on items of the agenda shall be made available to persons entitled to take part in the annual general shareholders' meeting in the period ***from June 2, 2007 to June 21, 2007 (except weekends and public holidays), from 10:00AM to 5:00PM*** at the following addresses:
- Corporate Policy Group, Office 404, Stavropolskaya GRES branch of OGK-2, Solnechnodolsk, Izobilnensky District, Stavropol Krai, tel. (865-45) 3-20-20. When calling from Stavropol Krai please dial code 245,
- OJSC Central Moscow Depositary, Ul. Bolshaya Pochtovaya, 34, Str. 8, Moscow,
as well as on June 22, 2007 (the date of the meeting) at the venue of the annual general shareholders' meeting of the Company.

The list of shareholders entitled to take part in the annual general shareholders' meeting of the Company has been compiled as of *May 8, 2007.*

Board of Directors of OGK-2

Enquiries:
(495) 981-30-39 (ext. 623)

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

***

Registration number ____________

Open Joint-Stock Company "The Second Generation Company of the Wholesale Electricity Market"
Solnechnodolsk, Izobilnensky District, Stavropol Krai, 356128, Russian Federation

VOTING BALLOT No. 1
for the Annual General Shareholders' Meeting of OGK-2

Form of the meeting: ***meeting.***
Date and time of the meeting: ***June 22, 2007, 11:00AM local time***

Meeting venue: ***DK Sovremennik, Solnechnodolsk, Izobilnensky District, Stavropol Krai.***
Please choose one of the following postal addresses to forward your completed voting ballots:
- *OGK-2, Solnechnodolsk, Izobilnensky District, Stavropol Krai, 356128;*
- *OJSC Central Moscow Depositary, Ul. Bolshaya Pochtovaya, 34, Str. 8, Moscow, 105082.*

Surname, name, patronymic / name / of the shareholder:

Number of voting shares held by the shareholder:

ITEM No.1: ***Adoption of the annual report, annual financial statements, including the Company's profit and loss statement, and the report on distribution of the Company's profits (including payment of dividends) and losses based on the results of the 2006 financial year.***
RESOLUTION:

1. To adopt the annual report of the Company, the Company's annual financial statements, including the Company's profit and loss statement, based on the results of the 2006 financial year.

2. To adopt the following distribution of the Company's profits (losses) based on the results of the 2006 financial year:

	(in RUB thousands)
Retained profit/(loss) for the reporting period:	*56,938*
Distribute to: Reserve Fund	*7,339*
Dividends	*49,599*
Investments	
Redemption of losses for previous years	

3. To pay dividends on ordinary Company shares based on 2006 results in the amount of RUB 0.001873 in cash per ordinary Company share within 60 days from adoption of the resolution to pay such dividends.

FOR		AGAINST		ABSTAINED	

AGENDA ITEM 2: ***Payment of dividends based on the results of the 1Q of 2007.***
RESOLUTION:
To pay dividends on ordinary Company shares based on the results of the 1Q of 2007 in the amount of RUB 0.0015257 in cash within 60 days from adoption of the resolution to pay such dividends.

FOR		AGAINST		ABSTAINED	

AGENDA ITEM 5: Approval of the external auditor of the Company.
RESOLUTION: *To approve the external auditor of the Company:*

ZAO PricewaterhouseCoopers Audit (licence No. E 000376 issued May 20, 2002).

FOR		AGAINST		ABSTAINED	

AGENDA ITEM 9: Payment of compensation and fees to the members of the Company's Board of Directors.
RESOLUTION:

To approve the new Regulations on the Payment of Compensation and Fees to Members of the Board of Directors of OGK-2.

FOR		AGAINST		ABSTAINED	

PLEASE STRIKE THROUGH ALL EXCEPT YOUR PREFERRED VOTING OPTION

ANY BALLOT WHERE THE "FOR" OPTION HAS BEEN CHOSEN FOR MORE THAN ONE VOTING OPTION SHALL BE DEEMED INVALID

(except in those cases where voting takes place in accordance with paragraphs 1, 2 and 3 (see below)

Attention! In the event that voting is pursuant to the instructions of persons who have acquired Company shares after the record date for identifying shareholders of record (hereinafter the "Record Date"), or pursuant to the instructions of holders of depositary securities, ballots must be completed as follows:

1. If the ballot provides for more than one voting option, then you should indicate the number of votes allocated to the respective voting option and make the following mark in the boxes to be marked with your vote (against each of the chosen voting options):

☐ voting is pursuant to the instructions of purchasers of shares transferred after the Record Date and/or pursuant to the instructions of holders of depositary securities.

2. If voting by proxy issued in respect of shares transferred after the Record Date, then you should indicate the number of votes allocated to the respective voting option and make the following mark in the box to be marked with your vote (against the chosen voting option):

☐ voting is pursuant to a power of attorney issued in respect of shares transferred after the Record Date.

3. If not all shares have been transferred after the Record Date, then you should indicate the number of votes allocated to the respective voting option and make the following mark in the box to be marked with your vote (against the chosen voting option):

☐ part of the shares were transferred after the Record Date.

If instructions are received from the purchasers of shares transferred after the Record Date that coincide with the voting, then such votes are aggregated.

Attention! If a ballot forwarded to a shareholder by registered mail and returned to the Company is signed by a proxy (representative) of the shareholder, it must be accompanied by a power of attorney authorizing the proxy, or by a notarized copy thereof.

If a shareholder intends to take part in the general meeting personally or send a proxy, he must bring this ballot (give this ballot to his proxy) for voting at the general shareholders' meeting. The shareholder's proxy must have a power of attorney (notarized copy of a power of attorney).

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

***

Registration number ____________

Open Joint-Stock Company "The Second Generation Company of the Wholesale Electricity Market"
Solnechnodolsk, Izobilnensky District 356128, Stavropol Krai, Russian Federation

VOTING BALLOT No. 2
for the Annual General Shareholders' Meeting of OGK-2

Form of the meeting: ***meeting.***
Date and time of the meeting: *June 22, 2007, 11:00AM local time*

Meeting venue: ***DK Sovremennik, Solnechnodolsk, Izobilnensky District, Stavropol Krai.***
Please choose one of the following postal addresses to forward your completed voting ballots:
- ***OGK-2, Solnechnodolsk, Izobilnensky District, Stavropol Krai, 356128;***
- ***OJSC Central Moscow Depositary, Ul. Bolshaya Pochtovaya, 34, Str. 8, Moscow, 105082.***

Surname, name, patronymic / name / of the shareholder: ________________________________

Number of voting shares held by the shareholder: ____________________________

Number of votes appertaining to the shareholder in the event of cumulative voting: ________________

Size of the Board of Directors of the Company: *11 persons.*

AGENDA ITEM 3: ***Election of the members of the Board of Directors of the Company***

RESOLUTION: ***To elect the following persons to the Board of Directors of the Company:***

No.	Candidates's name in full	Title	Number of votes "FOR" the candidate
1.	Lisyansky Mikhail Eduardovich	**Deputy General Director of RAO UESR (Business Unit No. 2)**	
2.	Dunin Oleg Valentinovich	**Head of the Department of providing with the projects realization of Business Unit No. 2 of RAO UESR**	
3.	Evseenkova Elena Vladimirovna	**Deputy Head of the Department of economic planning and finance control of the Business Unit No. 2 of RAO UESR**	
4.	Kosarev Sergey Borisovich	**Head of the Department of regulation of the property relations in Corporative centre of RAO UESR**	
5.	Medvedeva Elena Alexeevna	**Head of the Legal Department of the RAO UESR's Centre of reform's management**	
6.	Kuzichev Mikhail Vasilievich	**General Director OGK-2**	
7.	Bykhanov Evgeny Nikolaevich	**Deputy General Director of the Professional Directors' Institute Fund**	

No.	Candidates's name in full	Title	Number of votes "FOR" the candidate
8.	Filatov Alexander Alexandrovich	**Executive Director of the Association of Independent Directors.**	
9.	Bochka Irina Sergeevna	**Head of the Department of Corporate Management of Business Unit No. 2 of RAO UESR**	
10.	Rosenzweig Alexander Shoilovich	**Deputy Head of the Design Centre for pre-sale preparation and sale of assets of RAO UESR**	
11.	Molchanov Mikhail Sergeevich	**Deputy Head of the Department of providing with the projects realization of Business Unit No. 2 of RAO UESR**	
12.	Kulikov Denis Viktorovich	**Deputy Managing Director of the Investors' Rights Protection Association**	
13.	Shevchuk Alexander Viktorovich	**Expert of the Investors' Rights Protection Association**	
14.	David Hern	**Managing Director of Halcyon Advisors**	

Attention! Under cumulative voting the number of votes of each shareholder is multiplied by the number of persons to be elected to the company's board of directors, and the shareholder may give all such votes to one candidate or distribute them among two or more candidates.
A fraction of a vote resulting from multiplying the number of votes appertaining to a holder of a fractional share by the number of persons to be elected to the board of directors of the company may only be allocated to one candidate.

A BALLOT CONTAINING A TOTAL NUMBER OF VOTES THAT IS GREATER THAN THE NUMBER OF SHARES HELD BY THE SHAREHOLDER MULTIPLIED BY THE NUMBER OF MEMBERS OF THE BOARD OF DIRECTORS OF THE COMPANY, OR CONTAINING CORRECTIONS AND/OR ERASURES, SHALL BE DEEMED INVALID. A VOTING BALLOT WITHOUT A SIGNATURE IS INVALID!

Attention! **If a ballot forwarded to a shareholder by registered mail and returned to the Company is signed by a proxy (representative) of the shareholder, it must be accompanied by a power of attorney authorizing the proxy, or by a notarized copy thereof.**

If a shareholder intends to take part in the general meeting personally or send a proxy, he must bring this ballot (give this ballot to his proxy) for voting at the general shareholders' meeting. The shareholder's proxy must have a power of attorney (notarized copy of a power of attorney).

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

***

Registration number ____________

Open Joint-Stock Company "The Second Generation Company of the Wholesale Electricity Market"
Solnechnodolsk, Izobilnensky District, Stavropol Krai, 356128, Russian Federation

VOTING BALLOT No. 3
for the Annual General Shareholders' Meeting of OGK-2

Form of the meeting: ***meeting.***
Date and time of the meeting: ***June 22, 2007, 11:00AM local time***

Meeting venue: ***DK Sovremennik, Solnechnodolsk, Izobilnensky District, Stavropol Krai.***
Please choose one of the following postal addresses to forward your completed voting ballots:
- *OGK-2, Solnechnodolsk, Izobilnensky District, Stavropol Krai, 356128;*
- *OJSC **Central Moscow Depositary**, Ul. Bolshaya Pochtovaya, 34, Str. 8, Moscow, 105082.*

Surname, name, patronymic / name / of the shareholder:

Number of voting shares held by the shareholder:

Size of the Audit Commission: *5 persons*

AGENDA ITEM 4: ***Election of the members of the Audit Commission of the Company***

RESOLUTION: ***To elect the following persons to the Audit Commission of the Company:***

No.	Candidates's name in full	Title	Voting options					
1.	Matyunina Lyudmila Romanovna	**First Deputy Head of the Department of internal audit of the Corporative Centre of RAO UESR**	**FOR**		**AGAINST**		**ABSTAINED**	
2.	Saukh Maxim Mikhailovich	**Head of the Department of corporative management and interaction with shareholders of Corporative Centre RAO UESR**	**FOR**		**AGAINST**		**ABSTAINED**	
3.	Smirnova Elena Evgenyevna	**Head of the Department of economic planning and finance control of the Business Unit No. 2 of RAO UESR**	**FOR**		**AGAINST**		**ABSTAINED**	
4.	Bazhenova Ekaterina Alexandrovna	**Chief Expert of the Department of economic planning and finance control of the Business Unit No. 2 of**	**FOR**		**AGAINST**		**ABSTAINED**	

		RAO UESR						
5.	Mitrofanenkov Roman Anatolyevich	Head of the Department of internal audit and financial control of OGK-2	FOR		AGAINST		ABSTAINED	

FOR EACH CANDIDATE PLEASE STRIKE THROUGH ALL EXCEPT YOUR PREFERRED VOTING OPTION.

ANY BALLOT WHERE THE "FOR" OPTION HAS BEEN CHOSEN FOR MORE THAN 5 CANDIDATES, OR ANY BALLOT IN WHICH MORE THAN ONE VOTING OPTION HAS BEEN CHOSEN FOR EACH CANDIDATE SHALL BE DEEMED INVALID

(except in those cases where voting takes place in accordance with paragraphs 1, 2 and 3 (see below)

Attention! In the event that voting is pursuant to the instructions of persons who have acquired Company shares after the record date for identifying shareholders of record (hereinafter the "Record Date"), or pursuant to the instructions of holders of depositary securities, ballots must be completed as follows:

1. If the ballot provides for more than one voting option, then you should indicate the number of votes allocated to the respective voting option and make the following mark in the boxes to be marked with your vote (against each of the chosen voting options):

☐ voting is pursuant to the instructions of purchasers of shares transferred after the Record Date and/or pursuant to the instructions of holders of depositary securities.

2. If voting by proxy issued in respect of shares transferred after the Record Date, then you should indicate the number of votes allocated to the respective voting option and make the following mark in the box to be marked with your vote (against the chosen voting option):

☐ voting is pursuant to a power of attorney issued in respect of shares transferred after the Record Date.

3. If not all shares have been transferred after the Record Date, then you should indicate the number of votes allocated to the respective voting option and make the following mark in the box to be marked with your vote (against the chosen voting option):

☐ part of the shares were transferred after the Record Date.

If the instructions received from the purchasers of shares transferred after the Record Date coincide with the chosen voting option, then such votes are aggregated.

Attention! If a ballot forwarded to a shareholder by registered mail and returned to the Company is signed by a proxy (representative) of the shareholder, it must be accompanied by a power of attorney authorizing the proxy, or by a notarized copy thereof.

If a shareholder intends to take part in the general meeting personally or send a proxy, he must bring this ballot (give this ballot to his proxy) for voting at the general shareholders' meeting. The shareholder's proxy must have a power of attorney (notarized copy of a power of attorney).

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

***

Open Joint-Stock Company "The Second Generation Company of the Wholesale Electricity Market"
Solnechnodolsk, Izobilnensky District, Stavropol Krai, 356128, Russian Federation

VOTING BALLOT No. 4
for the Annual General Shareholders' Meeting of OGK-2

Form of the meeting: ***meeting.***
Date and time of the meeting: ***June 22, 2007, 11:00AM local time***

Meeting venue: ***DK Sovremennik, Solnechnodolsk, Izobilnensky District, Stavropol Krai.***
Please choose one of the following postal addresses to forward your completed voting ballots:
- *OGK-2, Solnechnodolsk, Izobilnensky District, Stavropol Krai, 356128, Russian Federation;*
- *OJSC Central Moscow Depositary, Ul. Bolshaya Pochtovaya, 34, Str. 8, Moscow, 105082.*

Surname, name, patronymic / name / of the shareholder:

Number of voting shares held by the shareholder:

AGENDA ITEM 6: Determination of the quantity, par value and categories (types) of authorized shares of OGK-2 and the rights attaching to such shares.
RESOLUTION:

To determine that OGK-2 is entitled to offer, in addition to the outstanding ordinary registered uncertificated shares, 12,000,000,000 (twelve billion) ordinary registered uncertificated shares with a par value determined in accordance with clause 4.2 of the Charter of OGK-2.

The ordinary registered uncertificated shares authorized for placement by OGK-2 shall confer rights on the holders thereof as providd for in clause 6.2 of the Charter of OGK-2.

FOR		AGAINST		ABSTAINED	

AGENDA ITEM 7: Increase of the share capital by placement of additional shares.
RESOLUTION:

To increase the share capital of OGK-2 by placement of an additional 12,000,000,000 (twelve billion) ordinary registered uncertificated shares with a par value determined in accordance with clause 4.2 of the Charter of OGK-2 as follows:

• type of offering: open subscription;

• procedure for determining the share offering price:

- the additional Share offering price is determined by the Board of Directors of OGK-2 upon the expiration of the period for the exercise of pre-emptive rights;

- the additional Share offering price to persons included in the list of persons with a pre-emptive right to acquire the offered Shares is determined by the Board of Directors of OGK-2 upon the expiration of the period for the exercise of pre-emptive rights;

• pre-emptive right to acquire additional shares: all OGK-2 shareholders have a pre-emptive right to acquire additional offered shares in an amount proportional to the number of ordinary registered OGK-2 shares that they hold. The list of persons with a pre-emptive right to acquire additional shares is compiled on the basis of the shareholder register as of the date of compilation of the list of persons entitled to take part in the general shareholders' meeting at which the resolution to increase the charter capital of OGK-2 was adopted»;

• payment terms for the additional shares: the additional shares of OGK-2 are to be paid for in cash;

• the offering price for the additional shares determined by the Board of Directors of OGK-2 is the same for persons included in the list of persons with a pre-emptive right to acquire the additional shares and for other buyers of the additional shares.

FOR		AGAINST		ABSTAINED	

AGENDA ITEM 8: ***Amendments and additions to the Company Charter.***
RESOLUTION:

To amend the Company Charter as follows:

Article 4:

The first paragraph of clause 4.7 *of the Charter to read as follows:*

"4.7. In addition to the outstanding shares the Company shall authorize 12,000,000,000 (twelve billion) ordinary registered shares with a par value determined in accordance with clause 4.2 hereof."

Article 5:

In the third paragraph of clause 5.8 *of the Charter the words "at their market value" to be replaced with the words "at a price not lower than their market value".*

Article 6:

Clause 6.2.5 *of the Charter to read as follows:*

"5. preemptive rights to acquire additional shares and issued securities convertible to shares that are offered by subscription in an amount proportional to the number of ordinary shares that they hold in cases provided for under Russian law".

Article 10:

Clause 10.2.6. *of the Charter to read as follows:*

"6. reduction of the Company charter capital by reducing the par value of shares;";

Include in ***Clause 10.2*** *of the Charter the following* ***sub-clause 6.1****:*

"6.1 reduction of the Company charter capital by acquiring a portion of Company shares for purposes of reducing the total number thereof, as well as by canceling the shares acquired or bought out by the Company";

Clause 10.2.18 *of the Charter to read as follows:*

"18. resolutions on participation in financial and industrial holding companies, assocciation and other groupings of commercial organizations;";

Add at the end of the ***first sentence of Clause 10.5 a tenth and eleventh paragraph*** *as follows:*

"- reduction of the Company charter capital by reducing the par value of shares;

- other cases provided for in the Federal Law on Joint Stock Companies";

Clause 10.6. *of the Charter to read as follows:*

"10.6. The matters envisaged in sub-clauses 2, 5, 6, 7, 8, and 12-21 of Article 10.10.2 of the Charter may only be tabled for consideration by the general shareholders' meeting of the Company by the Board of Directors of the Company.".

Article 11:

Clause 11.5. *to read as follows:*

"11.5. A notice of the forthcoming General Shareholders' Meeting shall be published by the Company in the newspaper Rossiyskaya Gazeta not later than 30 (thirty) days prior to such meeting."

Article 13:

Clause 13.3. *to read as follows:*

"13.3. Any proposal to include an item on the agenda of a General Shareholders' Meeting must contain the wording of each proposed item, and a proposal for the nomination of a candidate must include the name and details of the ID (series and/or number of the document, date and place of issue, issuing authority) of each such candidate and the name of the body to which such person is being nominated.".

Article 14:

Clause 14.9.1 *of the Charter to be deleted;*

Clause 14.9.4. *of the Charter to read as follows:*

"14.9.4. A notice of a forthcoming extraordinary General Shareholders' Meeting must be made not later than 70 (seventy) days prior to such meeting."

Article 15:

Clause 15.1.6. *of the Charter to read as follows:*

"6. tabling for consideration by the General Shareholders' Meeting of the Company of matters envisaged in sub-clauses 2, 5, 6, 7, 8, and 12-21 of Article 10.10.2 of the Charter;";

Clause 15.1.8 *to read as follows:*

"8. approval of the decision to issue securities, a securuties prospectus and a report on the results of the securities issue, reports on the results of the buy-back of shares from shareholders of the Company, reports on the results of share cancelation, reports on the results of submitting mandatory tender offers on the buy-back of shares from Company shareholders;";

Clause 15.1.31. *to read as follows:*

"31. appointment of an acting General Director of the Company and the setting of disciplinary measures in respect of such person:";

Add to clause 15.1 sub-clause 53 as follows:

"52. determination of the Company's housing policy in terms of providing corporate assistance to Company employees to improve their living conditions in the form of subsidies, allowances, and interest-free loans, and the adoption of decisions on the provision of such assistance by the Company in those cases when such assistance is not clearly prescribed by the Company's housing policy;".

<u>Article 18:</u>

The first paragraph of clause 18.8. to read as follows:

"18.8. Decisions of the Board of Directors of the Company shall be adopted unanimously by all members of the Board of Directors in relation to the approval of major transactions as well as other matters provided for in the Federal Law on Joint Stock Companies."

<u>Article 26:</u>

Clauses 26.4.1 - 26.5 of the Charter to be deleted.

FOR		AGAINST		ABSTAINED	

PLEASE STRIKE THROUGH ALL <u>EXCEPT</u> YOUR PREFERRED VOTING OPTION

ANY BALLOT WHERE THE "FOR" OPTION HAS BEEN CHOSEN FOR MORE THAN ONE VOTING OPTION SHALL BE DEEMED INVALID

(except in those cases where voting takes place in accordance with paragraphs 1, 2 and 3 (see below)

Attention! In the event that voting is pursuant to the instructions of persons who have acquired Company shares after the record date for identifying shareholders of record (hereinafter the "Record Date"), or pursuant to the instructions of holders of depositary securities, ballots must be completed as follows:

1. If the ballot provides for more than one voting option, then you should indicate the number of votes allocated to the respective voting option and make the following mark in the boxes to be marked with your vote (against each of the chosen voting options):

☐ voting is pursuant to the instructions of purchasers of shares transferred after the Record Date and/or pursuant to the instructions of holders of depositary securities.

2. If voting by proxy issued in respect of shares transferred after the Record Date, then you should indicate the number of votes allocated to the respective voting option and make the following mark in the box to be marked with your vote (against the chosen voting option):

☐ voting is pursuant to a power of attorney issued in respect of shares transferred after the Record Date.

3. If not all shares have been transferred after the Record Date, then you should indicate the number of votes allocated to the respective voting option and make the following mark in the box to be marked with your vote (against the chosen voting option):

☐ part of the shares were transferred after the Record Date.

If instructions are received from the purchasers of shares transferred after the Record Date that coincide with the voting, then such votes are aggregated.

A VOTING BALLOT WITHOUT A SIGNATURE IS INVALID!

Attention! If a ballot forwarded to a shareholder by registered mail and returned to the Company is signed by a proxy (representative) of the shareholder, it must be accompanied by a power of attorney authorizing the proxy, or by a notarized copy thereof. If a shareholder intends to take part in the general meeting personally or send a proxy, he must bring this ballot (give this ballot to his proxy) for voting at the general shareholders' meeting. The shareholder's proxy must have a power of attorney (notarized copy of a power of attorney).

This rights offering is made for the securities of a foreign company. The offer is subject to the disclosure requirements of a foreign country that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

****

Notice of Exercise of Pre-emptive Right to Acquire Additional Shares of OGK-2

Solnechnodolsk, Izobilny District, Stavropol Region, Russia, 356128

Open Joint Stock Company "The Second Generation Company of the Wholesale Electricity Market" (hereinafter "OGK-2" or the "Company" or the "Issuer") is pleased to announce that on August 7, 2007 an additional issue and prospectus for ordinary registered uncertificated shares offered by open subscription was registered with the FSFM of Russia.

The state registration number of the additional share issue (hereinafter the "Shares") is 1-02-65105-D-001D, number of Shares: 12,000,000,000 (twelve billion), par value of each Share: RUB 0.3627.

Pursuant to Arts. 40 and 41 of Federal Law No. 208-FZ on Joint Stock Companies all Company shareholders have a pre-emptive right to acquire Shares offered by open subscription in an amount proportional to the number of ordinary OGK-2 shares that they hold. The list of persons with a pre-emptive right to acquire Company Shares has been compiled on the basis of the Company shareholder register as of the date of compilation of the list of persons entitled to take part in the annual general shareholders' meeting of the Company, which was held on June 22, 2007 and at which the resolution to increase Company charter capital was adopted, this date being May 8, 2007.

1. Procedure for determining the Share offering price:

The Share offering price is determined by the Board of Directors of the Company upon the expiration of the period for the exercise of pre-emptive rights (the period during which written applications to purchase Shares ("Applications") are to be tendered to the Company).

The Share offering price to persons included in the list of persons with a pre-emptive right to acquire the offered Shares is determined by the Board of Directors of the Company upon the expiration of the period for the exercise of pre-emptive rights.

The Share offering price determined by the Board of Directors of OGK-2 is the same for persons included in the list of persons with a pre-emptive right to acquire the offered Shares and for other buyers of the Shares.

The Company shall disclose information on the price of the offered Shares (including the Share offering price to persons included in the list of persons with a pre-emptive right to acquire the Shares) in the manner prescribed in Paragraph 11 of the Resolution on the Additional Issue of Securities and Paragraph 2.9 of the Securities Prospectus.

2. Procedure for determining the number of securities that each person with a pre-emptive right to acquire such securities is entitled to acquire:

The maximum number of Shares that may be purchased by any person exercising his pre-emptive right to acquire the Shares is proportional to the number of ordinary Company shares that such person holds as of May 8, 2007 and shall be determined using the following formula:

K= S x (12,000,000,000 / 26,480,895,818), where

K = the maximum number of Shares that may be purchased by any person with a pre-emptive right to acquire the Shares;

S = the number of ordinary registered Company shares held by a person with a pre-emptive right to acquire the Shares as of May 8, 2007;

12,000,000,000 = the number of offered Shares;

26,480,895,818 = the number of outstanding ordinary registered Company shares as of May 8, 2007.

3. Validity period of pre-emptive rights:

Following state registration of the additional Share issue but not later than 20 (twenty) days prior to the Start Date of the Share Offering the Issuer shall publish this notice of exercise of pre-emptive right to acquire shares (the "Notice") in the newswire services of AK&M or Interfax, and shall after publication in the newswire services place the Notice on its Internet website at http://www.ogk2.ru/ and publish the Notice in the newspaper *Rossiyskaya Gazeta*.

A person with a pre-emptive right to acquire the shares must tender his Application within 20 (twenty) days of publication of this Notice in the newswire services of AK&M or Interfax, placement of the Notice on the Internet website http://www.ogk2.ru/ and publication of the Notice in the newspaper *Rossiyskaya Gazeta* (the "validity period of pre-emptive rights").

4. Procedure and conditions of exercise of pre-emptive rights:

Shares are offered to persons with a pre-emptive right to acquire the Shares on the basis of a written application to purchase shares tendered by such person (the "Application").

In the course of exercising the pre-emptive right to acquire Shares civil law contracts are signed with the persons with a pre-emptive right to acquire the Shares as set forth below.

The Application must contain the following details:

- the heading "Application for the Purchase of Shares of Open Joint Stock Company "The Second Generation Company of the Wholesale Electricity Market" as a Pre-emptive Right";
- name in full (full company name) of the person or entity with a pre-emptive right to acquire the Shares;
- residential address (business address) of the person or entity with a pre-emptive right to acquire the Shares;
- for natural persons: personal details (date and place of birth; Passport number, date of issue and name of issuing authority);
- for legal entities: details of registration of legal entity (for Russian legal entities: details of state registration of legal entity / record or entry in the Unified State Register of Legal Entities (date, registering authority, certificate number);
- number of Shares to be purchased.

It is also advisable to include the following details in the Application:

- how to inform the shareholder of the results of the Application;
- bank details for return of monies in cases envisaged in the Resolution on the Additional Issue of Securities and the Securities Prospectus;
- details of nominee shareholder if the Shares are to be entered on the client account of a nominee shareholder in the Company's shareholder register (full company name, primary state registration number, name of state registration authority, date of state registration (entry in the Unified State Register of Legal Entities), custodial account number of potential buyer of Shares, number and date of depositary agreement between the depositary and potential buyer of Shares).

The Application must be signed by the person with a pre-emptive right to acquire the Shares (or an authorized representative with an original or notarized duly issued power of attorney or other document confirming the authority of the representative attached thereto) and, for legal entities, must contain the company seal (if applicable).

The person exercising a pre-emptive right to acquire the Shares shall be liable for the accuracy of the information contained in the Application and the conformity thereof to the details contained in the Company shareholder register.

The Application must be received during the validity period of the pre-emptive rights.

The Application shall be delivered personally to the Company by the person with a pre-emptive right to acquire the Shares or his authorized representative with an original or notarized duly issued power of attorney or other document confirming the authority of the representative attached thereto, or delivered by courier, or forwarded to the Issuer by mail. We draw your attention to the fact that any Application forwarded by mail must also be received by OGK-2 within the validity period of the pre-emptive rights.

Applications will be accepted every weekday from 10:00AM to 6:00PM (MSK) during the validity period of the pre-emptive rights at the following addresses:

Solnechnodolsk, Izobilny District, Stavropol Region, Russia, 356128

Ul. Profsoyuznaya, 56, 6th floor, Room 11, Moscow, 117393, Russian Federation.

In the event that:

- the Application does not fulfill the requirements set forth under Russian law, Paragraph 8.5 of the Resolution on the Additional Issue of Securities and Paragraph 9.3 of the Securities Prospectus;
- it is not possible to tell from the Application that the person in whose name the Application has been tendered is a person with a pre-emptive right to acquire the Shares;
- an Application signed by the representative of a person with a pre-emptive right to acquire the Shares does not have an original or notarized duly issued power of attorney or other document confirming the authority of the representative attached thereto;
- the Application is received by the Company after the expiration of the validity period of the pre-emptive rights

OGK-2 shall not later than 3 (three) days after receipt of the Application forward to the applicant notification that he is unable to exercise his pre-emptive right to acquire the Shares on the terms set forth in the Application, indicating the reason why such applicant may not exercise his pre-emptive right to acquire the Shares.

Following receipt of notification that he is unable to exercise his pre-emptive right to acquire the Shares, a person wishing to exercise his pre-emptive right to acquire the Shares may tender a second Application prior to expiration of the validity period of the pre-emptive rights, having deleted the problems that were the cause for the applicant being unable to exercise his pre-emptive right to acquire the Shares.

5. Procedure and terms of payment for Shares by persons exercising pre-emptive rights:

A person exercising a pre-emptive right to acquire the Shares shall pay for the Shares not later than 5 (five) business days from the date of disclosure by the Company of information on the Share offering price in the manner prescribed in Paragraph 11 of the Resolution on the Additional Issue of Securities and Paragraph 2.9 of the Securities Prospectus at the Share offering price to persons with a pre-emptive right to acquire the offered Shares.

The Shares shall be deemed paid for when the funds are credited to the account of the Company indicated in Paragraph 8.6 of the Resolution on the Additional Issue of Securities and Paragraph 2.6 of the Securities Prospectus.

The Shares shall be paid for in full upon the purchase thereof. The obligation to pay for the offered shares shall be deemed fulfilled upon the funds being credited to the respective account of the Company indicated below:

The shares may be paid for by the potential buyer in cash funds by wire transfer in the currency of the Russian Federation to the accounts of the Issuer as follows:

1) Full company name of financial institution: Limited Liability Company "Deutsche Bank"
Short name: Deutsche Bank Ltd
Legal address: 4 Ul. Shepkina, Moscow, 129090, Russia
Postal address: 82 Ul. Sadovnicheskaya, Building #2, Moscow. 115035, Russia
Account #: 40702810700000000463
Correspondent account: 30101810100000000101 with Op. Dep. Central Bank of Russia, Moscow
BIC: 044525101
Tax Code: 7702216772
Account holder: Open Joint Stock Company "The Second Generation Company of the Wholesale Electricity Market"
Tax Code: 2607018122

2) Full company name of financial institution: Joint Stock Commercial Investment Bank Novaya Moskva (Closed Loint Stock Company)
Short name: NOMOS- BANK (ZAO)
Legal address: 3 Ul. Verkhnyaya Radishchevskaya, Bldg. 1, Moscow, 109240
Postal address: 3 Ul. Verkhnyaya Radishchevskaya, Bldg. 1, Moscow, 109240
Account #: 40702810800000000176
Correspondent account: 30101810300000000985
Tax Code: 7706092528
BIC: 044525985
Account holder: Open Joint Stock Company "The Second Generation Company of the Wholesale Electricity Market"
Tax Code: 2607018122

The shares may be paid for by the potential buyer in cash funds by wire transfer in US Dollars (if permitted under applicable statutes and regulations) to the following accounts:

1) Full company name of financial institution: Limited Liability Company "Deutsche Bank"
Short name: Deutsche Bank Ltd
Legal address: 4 Ul. Shepkina, Moscow, 129090, Russia
Postal address: 82 Ul. Sadovnicheskaya, Building #2, Moscow, 115035, Russia
Account #: 40702840200000000593
SWIFT: BKTRUS33
Deutsche Bank Trust Company Americas
New York, USA BIC 044525101
Tax Code 7702216772
Account holder: Open Joint Stock Company "The Second Generation Company of the Wholesale Electricity Market"
Tax Code: 2607018122

2) Full company name of financial institution: Joint Stock Commercial Investment Bank Novaya Moskva (Closed Joint Stock Company)
Short name: NOMOS- BANK (ZAO)
Legal address: 3 Ul. Verkhnyaya Radishchevskaya, Bldg. 1, Moscow, 109240
Postal address: 3 Ul. Verkhnyaya Radishchevskaya, Bldg. 1, Moscow, 109240
Account #: 40702840900000000321 в ОАО «НОМОС-БАНК» г.Москва
Correspondent account: 30101 810 3 000 000 00985
BIC 044525985 SWIFT: JSNMRUMM
Correspondent account (USD): 400806665
with JPMORGAN CHASE BANK
NEW YORK, USA
SWIFT: CHASUS33
Account holder: Open Joint Stock Company "The Second Generation Company of the Wholesale Electricity Market"
Tax Code: 2607018122

The offered Shares shall only be entered on the client accounts of the buyers in the Company's register of shareholders of registered securities and the custodial accounts of the buyers with the depositary after the relevant shares are paid for in full.

The texts of the Resolution on the Additional Issue of Securities and the Securities Prospectus will be made publicly available on the Internet website of OGK-2 at: http://www.ogk2.ru. They may be viewed and copies may be obtained for a charge not exceeding photocopying costs within 7 (seven) days of the relevant request at the following addresses:
Solnechnodolsk, Izobilny District, Stavropol Region, Russia, 356128
Ul. Profsoyuznaya, 56, 6th floor, Room 11, Moscow, 117393, Russian Federation.

OGK-2 shareholders are welcome to make any enquiries in connection with the exercise of pre-emptive rights to the corporate department of OGK-2.

Contact telephone numbers: (495) 981-30-39, 661-05-06.

Additional information for OGK-2 shareholders

We draw your attention to the fact that pursuant to Art. 44.5 of Federal Law No. 208FZ on Joint Stock Companies any person included in the Company's shareholder register must inform the holder of the Company's shareholder register of any changes in such person's details in timely fashion.

In the event that a shareholder's details have changed, or a registered person's form is missing from the register, or the registrar does not have a set of documents for a legal entity, such shareholder must provide to OAO Central Moscow Depositary (or a branch of OAO Central Moscow Depositary) details of the changes and/or the missing documents in the manner prescribed by applicable statutes and regulations.

Should any registered persons fail to provide details of any changes and/or any missing documents it may not be possible to record the relevant entries on the accounts of the buyers, and neither OGK-2 nor the Company registrar (OAO Central Moscow Depositary) shall bear any liability for any resulting losses.

END